UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005;

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from

Commission file number: 001-14901

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

Consol Energy Inc. Investment Plan for Salaried Employees

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Consol Energy Inc.

1800 Washington Road

Pittsburgh, Pennsylvania 15241

Registrant’s telephone number including area code: 412-831-4000

Consol Energy Inc.

Investment Plan for

Salaried Employees

Index

December 31, 2005 and 2004

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available For Benefits	3

Notes to Financial Statements	4-12

Supplemental Schedule

Schedule H, Part IV line 4(i) Schedule of Assets Held for Investment Purposes at End of Year	14-23

Note:	Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Signatures	24

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees, Investment Plan Committee, and Participants of

CONSOL Energy Inc. Investment Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ McCRORY & McDOWELL LLC

Pittsburgh, Pennsylvania

June 16, 2006

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statements of Net Assets Available for Benefits

(in thousands of dollars)	December 31
	2005	2004
ASSETS
Investment at Contract Value
Stable Value Fund	$585,311	$574,670

Investments at Fair Value
Interests in Registered Investment Companies	182,646	165,062
Merrill Lynch Equity Index Trust	45,788	46,291
E.I. DuPont de Nemours & Company Common Stock	99,920	140,426
CONSOL Stock Fund	111,495	72,186
Daimler Chrysler AG Common Stock	97	103
Participant Loans	13,864	14,449

	453,810	438,517

Total Investments	1,039,121	1,013,187

Receivables
Due from Broker for Securities Sold	163	224
Accrued Interest and Dividends	21	7

	184	231

Cash	503	78

Total Assets	1,039,808	1,013,496

LIABILITIES
Accrued Expenses	177	0

NET ASSETS AVAILABLE FOR BENEFITS	$1,039,631	$1,013,496

The accompanying notes are an integral part of these financial statements.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

(in thousands of dollars)	For the Year Ended December 31, 2005
Additions to Net Assets Attributable to:

Contributions:
Participants – Contributions	$22,298
Participants – Rollovers	18,433
Employer	12,220

52,951

Investment Income:
Interest and Dividends	17,111
Net Appreciation in Fair Value of Investments	53,812

70,923

Total Additions	123,874

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	97,736
Administrative Expense	3

Total Deductions	97,739

Net Additions	26,135

Net Assets Available for Benefits
Beginning of Year	1,013,496

END OF YEAR	$1,039,631

The accompanying notes are an integral part of these financial statements.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2005 and 2004

1.	DESCRIPTION OF PLAN

The following brief description of the CONSOL Energy Inc. Investment Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan established in 1953. Salaried, operations and maintenance and, in certain circumstances, production and maintenance, and warehouse and maintenance employees of CONSOL Energy Inc. and participating employers (“CONSOL Energy” or the “Company”) are eligible to participate in the Plan on the first of the month following the start of regular full-time employment. In addition, temporary employees are eligible to participate in the Plan upon completion of a period of 12 consecutive months, commencing upon their employment date or anniversary date thereof, during which the employee completes 1,000 or more hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan offers CONSOL Energy common stock (“CONSOL Stock Fund”) as an investment option. The CONSOL Stock Fund investment option is an Employee Stock Ownership Plan (“ESOP”), whereby participants in the plan will be given the opportunity to elect to receive cash for dividends declared on CONSOL Energy stock. If a participant does not make an election, the dividends will be reinvested in the CONSOL Stock Fund.

Contributions – During the year 2005 participants could, with certain restrictions, contribute a maximum of 44% of monthly base pay to the Plan exclusive of supplemental make-up deposits. CONSOL Energy and certain participating employers match these contributions, dollar for dollar, up to 6% of base pay (as defined by the Plan). Contributions made by employees of Fairmont Supply Company, one of the participating employers qualified as a separate line of business are matched fifty cents on every dollar up to 12% of base pay. The employer and employee contributions may not exceed $42,000 and $41,000 for the years 2005 and 2004, respectively. Contributions may be made with before-tax or after-tax dollars. In addition, subject to certain limitations, a participant is allowed to make lump-sum savings deposits in cash to the Plan. For the year ended December 31, 2004, the Plan was amended for full-time employees hired or rehired on or after August 1, 2004. For these employees, CONSOL Energy and certain participating employers match participant’s contributions, dollar for dollar, up to 9% of base pay (as defined by the Plan).

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2005 and 2004

1.	DESCRIPTION OF PLAN (Continued)

Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and plan investment earnings and is charged with an allocation of administrative expenses and plan investment losses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are either used to reduce future Company contributions or to reduce the reasonable expenses of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investment Options – Upon enrollment in the Plan, a participant may direct employee contributions in any of the funds included in the supplemental schedule of assets (held at end of year), which is attached to these financial statements, except for E.I. DuPont de Nemours & Company Common Stock, Daimler Chrysler AG Common Stock and Fidelity Low Price Stock Fund. These options are no longer available to Plan participants.

Vesting – Plan participants vest upon completion of three cumulative years of service. Participants are always 100% vested in their deposits and in the earnings on both their deposits and the Company’s contributions.

Participant Loans – Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. Such loans are repayable over periods of 12 to 60 months (120 months maximum if for the purchase of a principal residence) and bear an interest rate equal to the average rate charged by selected major banks for secured personal loans. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits – Participants who retire from active service may elect to defer withdrawals until April 1 of the calendar year following the year in which the participant attains age 70 1/2. They may also elect an option to have their account distributed over a period of not less than two years or more than a period which would pay the account balance during the employee’s actuarial life in either a fixed or variable amount. Before-tax deposits may be withdrawn only in the event of an employee’s retirement, death, termination, attainment of age 59 1/2 or defined hardship. At December 31, 2005 and 2004; approximately $505,000 and $82,000 was payable to withdrawing participants.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2005 and 2004

1.	DESCRIPTION OF PLAN (Continued)

Forfeitures – Nonvested participants whose services with the Company have been terminated will forfeit their entire Company matching source. Total forfeitures were approximately $76,000 and $47,000 for the years ended December 31, 2005 and 2004, respectively. Forfeitures are used to either reduce employer matching contributions or the reasonable expenses of the administration of the Plan.

Plan Termination – Although it has not expressed any intent to do so, CONSOL Energy has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value except for the Stable Value Fund (Note 3). The Stable Value Fund is comprised of guaranteed investment contracts (“GIC”), separate account portfolios (“SAP”) and synthetic GICs (“SYN”), all of which are held with multiple insurance companies. These fully benefit responsive contracts are held for investment purposes by the Plan and are stated at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses). Participants may ordinarily direct the withdrawals or transfer of all or a portion of their investment at contract value. Changes in contract value of the investment contracts are recognized in the statement of changes in net assets available for benefits as they occur. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the Stable Value Fund at December 31, 2005 and 2004 was $592,183,000 and $600,271,000 respectively.

Investments in common stocks, common stock funds and registered investment companies are stated at fair value based on publicly quoted market prices. Investments in Common/Collective Trusts are valued at the net asset value of units held by the Plan at year end by the applicable custodian.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2005 and 2004

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on the sale of DuPont and CONSOL Energy common stock are based on the average cost of the securities sold. The CONSOL Stock Fund, which is comprised solely of CONSOL Energy common stock, is valued at its quoted market price at year end. Participant loans are valued at cost, which approximates fair value.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits – Benefits are recorded when paid.

Administrative Expenses – Certain administrative expenses of the Plan, such as trustee fees, accounting and legal fees are provided to the Plan by CONSOL Energy without cost. Other administrative expenses are borne by the Plan.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2005 and 2004

3.	INVESTMENTS

The following presents individual investments that represent 5% or more of the Plan’s net assets available for benefits at December 31:

(in thousands of dollars)	2005		2004
E.I. DuPont de Nemours & Company common stock, 2,351,050 and 2,862,919 shares, respectively	$99,920		$140,426
CONSOL Energy Inc. common stock, 1,710,563 and 1,758,494 shares, respectively	111,495		72,186
*LM Western Asset Core Plus, 2,446,693 and 5,995,955 shares, respectively	25,372	**	63,917
*PIMCO Low Duration Fund, 9,872,273 and 7,775,816 shares, respectively	98,624		79,313
*GEM Trust: GEM Trust Risk-Controlled 2, 6,355,206 and 6,359,169 units, respectively	66,027		64,222
*GEM Trust: GEM Trust Opportunistic 1, 6,274,531 and 6,278,445 units, respectively	65,194		63,531
*GEM Trust: GEM Trust Opportunistic 2, 6,481,258 and 6,485,302 units, respectively	67,226		65,611
*GEM Trust: GEM Trust Opportunistic 3, 6,517,710 and 6,521,489 units, respectively	67,817		66,116

*	These investments are included in the Stable Value Fund.
**	For comparative purposes only. Amount does not exceed 5% of net assets.

During 2005 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $53,812,000 as follows:

(in thousands of dollars)	Net Appreciation (Depreciation) in Investment Value During Year
Registered Investment Companies	$1,543
Common Stock:
CONSOL Stock Fund	36,958
E.I. DuPont de Nemours & Company	(17,220)
Daimler Chrysler AG	5
Stable Value Fund	30,378
Common/Collective Trusts	2,148

$53,812

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2005 and 2004

3.	INVESTMENTS (Continued)

The Stable Value Fund is a separate account held by the Plan. The investment contracts are entered into based on an evaluation of the credit risk of the contract issuers and/or third party guarantors. Collateral is generally not provided. The Stable Value Fund includes traditional GIC contracts as well as SYN contracts. A SYN contract provides for a guaranteed return on principal over a specified period of time through the use of underlying assets and a benefit responsive wrapper contract issued by a third party. Included in the contract value of SYN contracts is approximately $(6,600,000) and $(19,300,000) at December 31, 2005 and 2004, respectively, attributable to wrapper contract providers representing the amounts by which the value of contracts are greater than (less than) the value of the underlying assets.

The composition of assets of the Stable Value Fund at contract value as of December 31, 2005 and 2004 are as follows:

(in thousands of dollars)	2005	2004
Investment contracts	$577,142	$571,392
Short-term investments	8,169	3,278

	$585,311	$574,670

The composition of changes in net assets of the Stable Value Fund for the year ended December 31, 2005 is as follows:

(in thousands of dollars)
Employer contributions	$6,604
Participant contributions and rollovers	28,990

Total contributions	35,594
Interest and dividend income	931
Net realized/unrealized appreciation in fair value	30,378
Benefits paid to participants	(71,323)
Administrative Expense	(2)
Net loan activity	(231)
Net interfund transfers	15,294

Increase in net assets available for benefits	10,641
Net Assets
Beginning of year	574,670

End of year	$585,311

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2005 and 2004

3.	INVESTMENTS (Continued)

The aggregate crediting rates for all contracts as of December 31, 2005 and 2004 were 5.46% and 5.19%, respectively. The crediting rates for SAP and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. The average yield of the Stable Value Fund was approximately 5.32% and 5.29% in 2005 and 2004, respectively.

Participants investing in the Stable Value Fund or Common/Collective Trusts are assigned units at the time of investment based on the net asset value per unit.

4.	TAX STATUS

The Plan obtained its latest determination letter on September 17, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to Form 5500:

(in thousands of dollars)	2005	2004
Net assets available for benefits per the financial statements	$1,039,631	$1,013,496
Amounts allocated to withdrawing participants	(505)	(82)

Net assets available for benefits per the Form 5500	$1,039,126	$1,013,414

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2005 and 2004

5.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005, to Form 5500:

(in thousands of dollars)
Benefits paid to participants per the financial statements	$97,736
Amounts allocated to withdrawing participants at December 31, 2005	505
Less: Amounts allocated to withdrawing participants at December 31, 2004	(82)

Benefits paid to participants per form 5500	$98,159

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2005 and 2004, but not yet paid as of that date.

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Plan investments include a collective investment fund managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as those conducted with a party-in-interest to the Plan.

One of the investment vehicles available to employees, the CONSOL Stock Fund, contains stock of CONSOL Energy. The Plan held 1,710,563 shares and 1,758,494 shares of CONSOL Energy’s common stock at December 31, 2005 and 2004, respectively.

7.	SUBSEQUENT EVENTS

The Plan was formally amended as of January 1, 2006 to reflect the following changes:

General – For Plan years following December 31, 2005, the ESOP portion of the Plan shall consist of both the CONSOL Stock Fund and the CNX Gas Corporation Stock Fund (CNX Stock Fund). Participants invested in the CNX Stock Fund can elect to receive cash for dividends declared on the CNX Stock Fund after January 30, 2006.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2005 and 2004

7.	SUBSEQUENT EVENTS (Continued)

Contributions – For years ended subsequent to December 31, 2005, CONSOL and certain participating employers will match employee contributions, dollar for dollar, up to 6% of base pay (revised from a 2004 amendment increasing the match to 9% for employees hired after August 1, 2004). The matching formula for participants of Fairmont Supply Company remains the same. In addition, a member of the Plan may also designate from 1% to 85% (not to exceed $10,000) of any quarterly or annual incentive compensation payment as a supplemental contribution.

Vesting – Effective January 1, 2006, plan participants are immediately 100% vested in their share of the Company’s matching contributions.

Enrollment – For Plan years commencing January 1, 2006, and thereafter, newly eligible employees and eligible employees who are not contributing to the Plan will automatically become members of the Plan (as defined by the Plan) and will contribute at the rate of 6% of base pay (4% for employees of Fairmont Supply Company), unless the participant elects not to contribute. Alternatively, current members of the Plan who are contributing less than 6% of base pay (4% for employees of Fairmont Supply Company) to the Plan as before-tax contributions will automatically have their contributions subject to a one time increase to the aforementioned rates with the first payroll deduction following January 1, 2006, unless the member elects to have the contributions made on an after-tax basis or declines an increase in their contribution rate.

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

SUPPLEMENTAL SCHEDULE

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2005	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost ** and Number of shares/units	(e) Current Value (in 000s)
	Common Stock

*	Consol Stock Fund		1,710,563	$111,495
	E.I. DuPont de Nemours & Company		2,351,050	99,920
	Daimler Chrysler AG		1,902	97

	Total Common Stock			211,512

	Interests in Registered Investment Companies

*	Merrill Lynch	Basic Value Fund	461,877	14,341
	Fidelity Investments	Low Priced Stock Fund	482,569	19,708
		Growth and Income Portfolio	235,758	8,110
	Franklin Templeton	Foreign Fund	1,039,513	13,150
	Smith Barney	Large Cap Growth Fund	762,339	18,075
	PIMCO	Total Return Fund	1,132,021	11,886
	Davis New York	Venture Fund	863,691	29,426
	American Funds	Europacific Growth Fund	375,285	15,248
	Hotchkis and Wiley	Mid Cap Value Fund	587,742	16,575
	The Managers	Special Equity Fund	85,456	7,415
	Alger	Mid Cap Growth Fund	1,179,674	19,724
	BlackRock	Aurora Fund	251,264	8,988

	Total Interests in Registered Investment Companies			182,646

	Stable Value Fund
	Hartford Life Insurance Company	GIC, 4.80%, 08/02/2010	10,798,391	10,798
	Hartford Life Insurance Company	GIC, 4.60%, 06/01/2011	10,497,443	10,497
	New York Life Ins Co	GIC, 4.40%, 12/01/2010	10,504,241	10,504
	Principal Life Insurance Co	GIC, 5.50%, 4/30/2012	5,035,329	5,035
	Security Life of Denver	GIC, 6.19%, 03/03/2008	23,996,373	23,996

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2005	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost ** and Number of shares/units	(e) Current Value (in 000s)
	Prudential Retirement Ins. & Annuity Co.	GIC, 7.14%, 10/01/2007	29,095,690	29,096
	Metropolitan Life Insurance Co	GIC, 4.50%, 5/02/2011	10,363,171	10,363
	John Hancock Life Ins. Co.	GIC, 6.07%, 05/01/2006	3,734,720	3,735
	Transamerica	GIC, 7.10%, 9/1/06	8,569,416	8,569
*	Merrill Lynch Premier Fund	Money Market Fund, 4.15%	8,169,401	8,169
	Royal Bank of Canada:
	Royal Bank of Canada	Synthetic GIC 4.59%, opened	13,487,864
	Underlying Security Description:
	FHR 2927 ED	4% 15 Jan 2035	9,267,828	9,023
	FMAN 2004-1 1 4.45	4.45% 25 Aug 2012	2,188,263	2,134
	FHR 2945 CA	5% 15 Jul 2033	2,133,097	2,113
	Royal Bank of Canada	Synthetic Wrapper Agreement		218
	Perpetual Window Global Wrap:
	AIG Life Insurance Company	Synthetic GIC 4.84%, opened	24,969,985
	ING Life Insurance & Annuity Co.	Synthetic GIC 4.84%, opened	24,969,985
	JPMorgan Chase Bank	Synthetic GIC 4.84%, opened	24,969,985
	Monumental Life Insurance Co	Synthetic GIC 4.84%, opened	24,969,985
	State Street Bank & Trust	Synthetic GIC 4.84%, opened	24,969,985
	Underlying Security Description:
	PIMCO Low Duration Fund	Mutual Fund	9,872,273	98,624
	LM Western Asset Core Plus	Mutual Fund	2,446,693	25,372
	Various Insurance Companies	Synthetic Wrapper Agreements		854
	Total Return Tier Global Wrap:
	AIG Life Insurance Company	Synthetic GIC 5.63%, opened	65,241,596
	ING Life Insurance & Annuity Co.	Synthetic GIC 5.63%, opened	65,241,596
	JPMorgan Chase Bank	Synthetic GIC 5.63%, opened	65,241,596
	Monumental Life Insurance Co	Synthetic GIC 5.63%, opened	65,241,596
	State Street Bank & Trust	Synthetic GIC 5.63%, opened	65,241,596
	Underlying Security Description:
	GEM Trust Risk-Controlled 2	6,355,206.0343 units of participation		66,027

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2005	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost ** and Number of shares/units	(e) Current Value (in 000s)
	GEM Trust Opportunistic 1	6,274,531.3946 units of participation		65,194
	GEM Trust Opportunistic 2	6,481,258.1865 units of participation		67,226
	GEM Trust Opportunistic 3	6,517,710.4588 units of participation		67,817
	FNMA Pool 499190	6.5% 01 Jun 2029	26,219	27
	Intl Bank Recon + Dev	7.625% 19 Jan 2023	290,000	383
	GNMA Pool 419569	6.5% 15 Feb 2026	14,754	15
	Ameritech Capital Funding Co	6.25% 18 May 2009	137,000	142
	Duke Cap Corp	6.75% 15 Jul 2018	121,000	132
	GNMA Pool 780975	6% 15 Feb 2029	4,877	5
	FHLMC TBA Jan 30 Gold Single	5.5% 01 Dec 2099	(1,000,000)	(991)
	GNMA Pool 426119	8% 15 Jun 2026	24,614	26
	Fed Hm Ln Pc Pool C80253	9% 01 Jan 2025	22,146	24
	Procter + Gamble Co	8% 26 Oct 2029	69,000	93
	Intl Bk For Recon + Dev	0% 15 Feb 2015	21,000	13
	Intl Bk For Recon + Dev	0.01% 15 Feb 2016	573,000	340
	Archer Daniels Midland Co	8.875% 15 Apr 2011	84,000	99
	Inter Amern Dev Bk	8.5% 15 Mar 2011	80,000	94
	Tyson Foods Inc	7% 01 May 2018	86,000	93
	Coastal Corp	6.5% 15 May 2006	120,000	120
	United States Tres Sc Strp Int	0% 15 May 2019	475,000	257
	British Columbia Prov Cda	5.375% 29 Oct 2008	178,000	181
	Financing Corp	9.65% 02 Nov 2018	450,000	644
	Financing Corp	8.6% 26 Sep 2019	75,000	101
	United States Tres Sc Strp Int	0% 15 May 2018	2,770,000	1,576
	General Mtrs Corp	7.1% 15 Mar 2006	173,000	172
	FNMA Pool 482922	6.5% 01 Apr 2029	7,005	7
	Eastman Chem Co	7.25% 15 Jan 2024	155,000	172
	Federal Home Ln Bks	5.925% 09 Apr 2008	1,000,000	1,024
	Federal Natl Mtg Assn Remic	7.5% 25 Mar 2007	66,918	67
	Enron Corp	6.75% 01 Jul 2005	120,000	1

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2005	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost ** and Number of shares/units	(e) Current Value (in 000s)
	Time Warner Entmt Co L P	8.875% 01 Oct 2012	100,000	116
	Hydro Quebec	8.4% 15 Jan 2022	120,000	164
	United States Tres Sc Strp Int	0% 15 Aug 2017	1,035,000	611
	AES Eastn Energy Lp	9% 02 Jan 2017	94,593	107
	Landesbank Baden Wurttembe	7.625% 01 Feb 2023	106,000	136
	Norfolk Southn Corp	7.05% 01 May 2037	50,000	60
	Federal Natl Mtg Assn REMIC	9.99% 25 Sep 2017	19,734	22
	FNMA Pool 323347	7% 01 Sep 2028	83,365	87
	BBV Intl Fin Ltd	7% 01 Dec 2025	112,000	134
	United States Tres Sc Strp Int	0% 15 Feb 2019	1,304,000	715
	Sun Microsystems Inc	7.65% 15 Aug 2009	100,000	106
	FHLMC TBA Jan 30 Gold Single	6% 01 Dec 2099	2,000,000	2,019
	British Sky Broadcasting Group	8.2% 15 Jul 2009	60,000	66
	Tennessee Valley Auth	6.25% 15 Dec 2017	55,000	61
	Time Warner Inc	9.125% 15 Jan 2013	90,000	106
	Murphy Oil Corp	7.05% 01 May 2029	320,000	385
	Continental Airls Pass Thru Tr	6.94% 15 Oct 2013	80,011	77
	Goldman Sachs Group Inc	7.35% 01 Oct 2009	120,000	129
	TRW Inc	7.125% 01 Jun 2009	73,000	78
	U S West Cap Fdg Inc	6.875% 15 Jul 2028	236,000	215
	Continental Airls Pass Thru Tr	8.048% 01 May 2022	96,343	98
	Nationsbank Corp	7.8% 15 Sep 2016	89,000	108
	FNMA Pool 533373	6.5% 01 Mar 2030	32,856	34
	FNMA Pool 503290	6.5% 01 Jun 2029	7,697	8
	Becton Dickinson + Co	7% 01 Aug 2027	103,000	122
	NSTAR	8% 15 Feb 2010	120,000	134
	Morgan Stanley Group Inc	8% 15 Jun 2010	60,000	67
	Norfolk Southn Corp	6.2% 15 Apr 2009	44,000	46
	Sprint Cap Corp	6.875% 15 Nov 2028	107,000	117
	Bank Of America	7.8% 15 Feb 2010	300,000	332

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2005	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost ** and Number of shares/units	(e) Current Value (in 000s)
	Vodafone Airtouch Plc	7.75% 15 Feb 2010	42,000	43
	Applied Matls Inc	7.125% 15 Oct 2017	432,000	481
*	State Street Bank + Trust Co	SHORT TERM INVESTMENT FUND 4.19% 30 Dec 2030	16,928,571	16,929
	Federal Home Ln Mtg Pc Gtd	6.5% 15 Jun 2022	14,282	0
	GNMA Pool 377590	8% 15 Aug 2025	117,297	125
	Eurodollar Futures	18 Jun 2007	(3,000,000)	0
	New Vy Gereration 1	7.299% 15 Mar 2019	87,598	100
	British Telecommunications Plc	8.125% 15 Dec 2010	82,000	93
	Burlington Northn Santa Fe	7.125% 15 Dec 2010	200,000	218
	Ford Mtr Cr Co	7.375% 01 Feb 2011	35,000	31
	Southwest Gas Corp	8.375% 15 Feb 2011	110,000	124
	Eurodollar Futures	16 Jun 2008	1,500,000	0
	Federal Natl Mtg Assn	5.5% 15 Mar 2011	530,000	548
	Cmnwlth Bank Of Aust	7.125% 10 Jul 2006	280,000	283
	Japan Expressway Hldg + Debt	6.75% 17 Sep 2007	250,000	258
	Hilton Hotels Corp	7.625% 15 May 2008	40,000	42
	FNMA Pool 584869	6.5% 01 Jun 2031	33,737	35
	FNMA Pool 535933	6.5% 01 May 2031	31,774	33
	Univision Communications Inc	7.85% 15 Jul 2011	60,000	66
	GNMA Pool 421856	6.5% 15 Apr 2026	4,091	4
	GNMA Pool 288117	10% 15 Mar 2020	13,114	15
	GNMA Pool 294918	10% 15 Sep 2020	19,513	22
	GNMA Pool 296513	10% 15 Dec 2020	30,789	35
	Autopista Del Maipo Sociedad	7.373% 15 Jun 2022	410,000	473
	General Mtrs Accep Corp	6.875% 15 Sep 2011	130,000	119
	Ford Mtr Cr Co	7.25% 25 Oct 2011	105,000	91
	Ford Mtr Cr Co	6.5% 25 Jan 2007	180,000	174
	Government Backed Trs	0% 15 May 2008	1,040,000	932
	Alcoa Inc	6% 15 Jan 2012	84,000	88
	Federal Natl Mtg Assn	4.75% 02 Jan 2007	185,000	185

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2005	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost ** and Number of shares/units	(e) Current Value (in 000s)
	Qwest Cap Fdg Inc	7% 03 Aug 2009	100,000	101
	Household Fin Corp	5.75% 30 Jan 2007	160,000	162
	General Mtrs Accep Corp	7% 01 Feb 2012	105,000	95
	Fed Hm Ln Pc Pool D28599	7.5% 01 Dec 2022	26,756	28
	FNMA Pool 306974	7.5% 01 Jun 2025	3,256	3
	Mcdonalds Corporation	4.24% 13 Dec 2006	65,000	65
	Colgate Palmolive Co Mtn	5.98% 25 Apr 2012	25,000	26
	Kraft Foods Inc	6.25% 01 Jun 2012	15,000	16
	J P Morgan Chase + Co	5.25% 30 May 2007	26,000	26
	Jackson Natl Life Global Fdg	6.125% 30 May 2012	26,000	27
	Sumitomo Mitsui Bk Corp	8% 15 Jun 2012	58,000	67
	Bank Austria	5.75% 08 Jun 2006	300,000	302
	Federal Natl Mtg Assn	5.25% 01 Aug 2012	500,000	505
	AT+T Corp	8% 15 Nov 2031	330,000	415
	Japan Fin Corp Mun Enterprises	6.85% 15 Apr 2006	200,000	201
	Florence Italy	6.14% 15 Apr 2014	32,300	35
	Coors Brewing Co	6.375% 15 May 2012	14,000	15
	GNMA Pool 373712	6.5% 15 Apr 2026	2,891	3
	Pearson Inc	7.375% 15 Sep 2006	95,000	97
	Brunswick Corp	7.375% 01 Sep 2023	140,000	161
	Landesbank Baden Wurttemberg	5.125% 30 May 2007	100,000	101
	Financing Corp Cpn Fico Strips	0.01% 06 Jun 2018	180,000	97
	AT+T Broadband Corp	8.375% 15 Mar 2013	25,000	29
	FHLMC TBA Jan 30 Gold Single	5% 01 Dec 2099	(9,000,000)	(8,710)
	Countrywide Fdg Corp Mtn	4.25% 19 Dec 2007	84,000	83
	Massachusetts Elec Co Secd Mtn	7.39% 01 Oct 2027	85,000	89
	Fed Hm Ln Pc Pool C72128	6% 01 Oct 2032	101,690	103
	Lehman Bros Hldgs Inc	4% 22 Jan 2008	84,000	83
	Bayerische Landesbank	2.5% 30 Mar 2006	84,000	84
	Goldman Sachs Group Inc	6.125% 15 Feb 2033	66,000	69

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2005	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost ** and Number of shares/units	(e) Current Value (in 000s)
	Bk Austria Ag	5.375% 28 Dec 2007	350,000	354
	Bear Stearns Cos Inc	3% 30 Mar 2006	84,000	84
	Bayerische Landesbank Girozen	5.375% 24 Sep 2007	150,000	152
	Hanson Australia Fdg Ltd	5.25% 15 Mar 2013	58,000	57
	Kommuninvest I Sverige Ab	0.01% 05 Jun 2006	180,000	176
*	Merrill Lynch + Co Inc	3.7% 21 Apr 2008	68,000	66
	Liberty Media Corp New	5.7% 15 May 2013	70,000	65
	Comerica Inc	4.8% 01 May 2015	80,000	78
	Massachusetss Mut Life Ins Co	5.625% 15 May 2033	70,000	72
	Textron Finl Corp	2.75% 01 Jun 2006	30,000	30
	Royal Bank Of Scotland Grp Plc	4.7% 03 Jul 2018	61,000	58
	Fed Hm Ln Pc Pool E60022	6.5% 01 Aug 2009	51,758	53
	Fed Hm Ln Pc Pool C56016	6% 01 Mar 2031	105,018	106
	Empresa Nacional De Electricid	8.625% 01 Aug 2015	50,000	59
	Altria Group Inc	7% 04 Nov 2013	50,000	55
	Federal Home Ln Mtg Corp	2.875% 15 Dec 2006	700,000	688
	Hutchison Whampoa Intl	6.25% 24 Jan 2014	100,000	105
	GNMA I TBA Jan 30 Single Fam	5% 15 Dec 2099	2,500,000	2,466
	Halliburton Co	7.6% 15 Aug 2096	430,000	527
	United States Treas Nts	2% 15 Jan 2014	754,551	750
	Toyota Motor Cred	4.875% 20 Jun 2007	80,000	80
	FNMA Pool 318107	7% 01 Aug 2025	1,221	1
	FNMA Pool 414547	7% 01 Feb 2028	10,638	11
	GNMA II Pool 002348	6% 20 Nov 2011	56,965	58
	GNMA Pool 421692	6.5% 15 Feb 2026	4,037	4
	GNMA Pool 422131	6.5% 15 Apr 2026	24,336	26
	GNMA Pool 431373	6.5% 15 Sep 2026	10,947	11
	Bank Nederlandse Gemeenten Nv	4.23% 18 Mar 2006	400,000	400
	Bombardier Inc	7.45% 01 May 2034	100,000	85
	International Fin Corp	3.75% 30 Jun 2009	50,000	49

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2005	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost ** and Number of shares/units	(e) Current Value (in 000s)
	FNMA Pool 779002	5.5% 01 Jun 2034	173,011	172
	Fed Hm Ln Pc Pool A18966	6% 01 Feb 2034	119,934	121
	Danske Bk A/S	1% 29 Dec 2049	17,000	18
	Fed Hm Ln Pc Pool A23452	5.5% 01 Jun 2034	25,722	26
	Fed Hm Ln Pc Pool A23404	5.5% 01 Jun 2034	51,834	51
	Fed Hm Ln Pc Pool A24464	6% 01 Jul 2034	48,389	49
	Allstate Corp	5% 15 Aug 2014	70,000	69
	Fed Hm Ln Pc Pool A24560	5% 01 Jul 2034	244,400	237
	Bellsouth Corp	4.2% 15 Sep 2009	15,000	15
	Landwirtschaftliche Rentenbank	3.25% 12 Oct 2007	80,000	78
	Dbs Bk Ltd Singapore	1% 15 Nov 2019	90,000	88
	Deere John Cap Corp Mtn Bk Ent	3.375% 01 Oct 2007	25,000	24
	Fed Hm Ln Pc Pool G08015	5.5% 01 Oct 2034	467,152	464
	Anz National Bank Limited	3.75% 05 Jan 2009	80,000	78
	Federal Home Ln Bks	3.125% 15 Nov 2006	160,000	158
	Jpmorgan Chase + Co	4.5% 15 Jan 2012	120,000	116
	Kroger Co	4.95% 15 Jan 2015	70,000	65
	Bellsouth Corp	5.2% 15 Dec 2016	17,000	17
	FNMA Pool 735061	6% 01 Nov 2034	565,170	571
	United States Treas Nts	1.625% 15 Jan 2015	782,325	754
	Fed Hm Ln Pc Pool A30282	4.5% 01 Dec 2034	490,607	463
	Tokyo Electric Power Co Inc	7.125% 13 Jun 2007	200,000	206
	Fed Hm Ln Pc Pool A31336	5.5% 01 Feb 2035	850,609	843
	GNMA Pool 583078	5.5% 15 Feb 2035	400,328	403
	GNMA Pool 609289	5.5% 15 Dec 2034	46,094	46
	Fed Hm Ln Pc Pool A18585	6% 01 Feb 2034	28,521	29
	Fed Hm Ln Pc Pool A38836	4.5% 01 May 2035	294,438	278
	Quebec Prov Cda	4.6% 26 May 2015	50,000	49
	FNMA Pool 828280	5.5% 01 Jun 2035	497,918	493
	Federal Natl Mtg Assn	0% 15 Nov 2023	450,000	184

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2005	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost ** and Number of shares/units	(e) Current Value (in 000s)
	Public Svc Elec Gas Co	5.25% 01 Jul 2035	55,000	52
	United States Treas Bills	0% 05 Jan 2006	200,000	198
	Fed Hm Ln Pc Pool G08068	5.5% 01 Jul 2035	487,289	483
	Fed Hm Ln Pc Pool G01769	5.5% 01 Jan 2035	28,452	28
	Kimberly Clark Corp	4.875% 15 Aug 2015	18,000	18
	Fed Hm Ln Pc Pool A46093	5.5% 01 Jul 2035	1,916,303	1,899
	Fed Hm Ln Pc Pool G08073	5.5% 01 Aug 2035	977,693	969
	FNMA Pool 833671	5% 01 Aug 2035	480,505	466
	Fed Hm Ln Pc Pool A46719	5% 01 Aug 2035	981,523	950
	FNMA Pool 833345	5.5% 01 Aug 2035	497,824	493
	Fed Hm Ln Pc Pool A47067	5% 01 Sep 2035	499,999	484
	Fed Hm Ln Pc Pool A38636	5% 01 Oct 2035	992,867	961
	GNMA Pool 642602	5% 15 Oct 2035	997,589	984
	PPL Energy Supply LLC	5.7% 15 Oct 2015	125,000	125
	U S Treas Bonds Futures	22 Mar 2006	100,000	0
	U S Treas Bonds Futures	22 Mar 2006	(300,000)	0
	U S Treas Notes 5Yr Futures	22 Mar 2006	4,500,000	0
	U S Treas Notes 5Yr Futures	22 Mar 2006	(11,300,000)	0
	Comcast Corp New	5.85% 15 Nov 2015	70,000	71
	SBC Communications Inc	5.3% 15 Nov 2010	90,000	90
	Fed Hm Ln Pc Pool G08094	5% 01 Nov 2035	5,986,271	5,795
	Fed Hm Ln Pc Pool G01954	5% 01 Nov 2035	498,271	482
	Boston Scientific Corp	5.5% 15 Nov 2015	35,000	35
	U S Treas Notes 10Yr Future	22 Mar 2006	7,800,000	0
	Us Treas Nts 2Yr Futures	31 Mar 2006	13,200,000	0
	Fed Hm Ln Pc Pool A40536	5% 01 Dec 2035	1,000,000	968
	Fed Hm Ln Pc Pool A40807	5% 01 Dec 2035	1,000,000	968
	Pacificorp	6.71% 15 Jan 2026	400,000	449
	Federal Home Ln Mtg Pc Gtd	8% 25 Apr 2024	319,749	346
	Federal Natl Mtg Assn Remic	8.5% 25 Sep 2021	78,800	85

CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

EIN Number 51-0337383, Plan Number 002

Schedule H, Part IV, Line 4(i) Schedule of Assets

Held for Investment Purposes at End of Year

December 31, 2005	Supplemental Schedule

(a)	(b) Identity of Issue, Borrower Lessor or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost ** and Number of shares/ units	(e) Current Value (in 000s)
	Federal Natl Mtg Assn	7.33528% 25 Dec 2038	564,396	642
	Government Tr Ctfs	0% 15 May 2011	2,380,000	1,874
	BGB Finance(IRE)	7.125% 27 Feb 2012	500,000	552
	I.B.R.D. World Bank	5.5% 25 Nov 2013	181,000	193
	Lb Hessen Thuringen Giro	5.75% 10 May 2006	150,000	151
	GNMA Pool 412234	6.5% 15 May 2026	15,722	16
	GNMA Pool 373607	6.5% 15 Mar 2026	1,679	2
	GNMA Pool 424276	6.5% 15 Mar 2026	32,481	34
	United States Tres Sc Strp Int	0% 15 Nov 2027	400,000	146
	GNMA Pool 457932	6% 15 Dec 2028	63,039	65
	CNA Finl Corp	7.25% 15 Nov 2023	285,000	300
	GNMA Pool 412583	6.5% 15 Apr 2026	10,895	11
	GNMA Pool 413641	6.5% 15 Apr 2026	95,978	101
	Equitable Res Inc	7.75% 15 Jul 2026	130,000	168
	Eurodollar Futures	19 Jun 2006	4,500,000	0
	Eurodollar Futures	19 Jun 2006	(500,000)	0
	Norsk Hydro A S	7.15% 15 Nov 2025	125,000	152
	Various Receivables			5,691
	Various Insurance Companies	Synthetic Wrapper Agreements		(7,643)

	Total Stable Value Fund			585,311

	Common/collective trusts
*	Merrill Lynch	Equity Index Trust	483,860	45,788

*	Participant Loans	4.00% to 9.00%		13,864

				$1,039,121

*	Indicates parties-in-interest
**	Cost information is not required for participant-directed investments and, therefore is not included.

Signatures

Pursuant to the requirements of the Securities and Exchange act of 1934, the plan administrator of the CONSOL Energy Inc. Investment Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in Pittsburgh, Allegheny County, Commonwealth of Pennsylvania.

THE CONSOL ENERGY INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

Date: June 28, 2006	By:	/s/ Patricia Lang
Patricia Lang
Plan Administrator